Room 4561

      June 14, 2005

Anthony Shupin
President and Chief Executive Officer
Digital Descriptor Systems, Inc.
2150 Highway 35, Suite 250
Sea Girt, NJ  08750


      Re:	Digital Descriptor Systems, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed April 15, 2005
   File No. 000-26604

Dear Mr. Shupin:

      We have reviewed your response to our prior comment letter dated April 29, 2005 in connection with our review of the Form 10-KSB and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Note 4. Convertible Debentures, page F-15
1. We have reviewed your response to our prior comment no. 1 where you indicate that you expensed the total amount of the beneficial conversion features in fiscal 2004 because the holders of the debentures had the right to convert the notes immediately at their discretion. You also indicated that the holders have never held the
Company to any of the stated redemption dates, rather they only amended the redemption dates at your request., Your response, however, does not change the fact that your accounting for the beneficial conversion features is not in compliance with the guidance provided by paragraph 19 of EITF 00-27, which states that the beneficial conversion feature should be accreted from the date of issuance to the stated redemption date of the convertible instrument regardless of when the earliest conversion date occurs. Additionally, we note that the beneficial conversion features recognized from the convertible debentures issued in May 2004 and November 2004 had a pre-tax impact of approximately a 5% and 146% on your net loss. As a result, please amend your 10-K and subsequent 10-Q to properly account for the recognition of the beneficial conversion features related to these to debt issuances or tell us why such revision is not necessary.
2. Tell us what impact your extension of the maturity date to March
2008, on the November 2004 convertible debentures, will have on your accounting treatment of the beneficial conversion feature associated with such debt instrument.

Note 11. Subsequent Events, page F-19

3. We have reviewed your response to our prior comment no. 5. Provide us with your present value analysis supporting your statement that the modification of your debt instruments issued in November 2004 did not change the net present value of the cash flows by more than 10%.

General
4. In connection with our prior comment letter dated April 29, 2005, we note that you did not provide, as previously requested, a statement in writing that the company acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide us with these acknowledgements. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review of your filing or in response to our comments on your filing.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Patrick Gilmore at (202) 551-3406, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant


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Mr. Anthony Shupin
Digital Descriptor Systems, Inc.
June 14, 2005
Page 1